Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the five years ended December 31, 2017 2016, 2015, 2014, and 2013 (dollars in thousands):

	For the Years Ended December 31
	2017	2016	2015	2014	2013
Net income (loss)	$31,441	$(9,555)	$30,156	$2,944	$1,274
Add back fixed charges:
Interest expense	28,702	35,535	23,553	8,469	3,659
Earnings before fixed charges and preferred share dividends	$60,143	$25,980	$53,709	11,413	4,933
Fixed charges and preferred share dividends:
Interest expense	28,702	35,535	23,553	8,469	3,659
Preferred share dividends	-	-	-	-	10
Total fixed charges and preferred share dividends	$28,702	$35,535	$23,553	$8,469	$3,669

Ratio of earnings to fixed charges	2.1x	-	2.3x	1.3x	1.3x
Ratio of earnings to fixed charges and preferred share dividends	2.1x	-	2.3x	1.3x	1.3x

(1) The dollar amount of the deficiency for the year ended December 31, 2016 is $9.6 million